NEWS RELEASE

Commencement of Civil Claim against 37 Capital Inc.

February 6, 2017 – Vancouver, British Columbia – 37 Capital Inc. (the “Company” or “37 Capital”) (CSE: JJJ) (OTCQB: HHHEF). The Company reports that a Notice of Civil Claim has been filed in the Supreme Court of British Columbia by 310047 B.C. Ltd. against the Company for the sum of $53,024.40 being monies due by the Company to 310047 B.C. Ltd. pursuant to an assignment by the Company’s solicitor Clark Wilson LLP.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the Canadian Securities Exchange’s website at www.cnsx.ca.

On Behalf of the Board,

37 Capital Inc.

“Bedo H. Kalpakian”
Bedo H. Kalpakian
President, CEO & CFO

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.